1227 25TH STREET, N.W. SUITE 200 WEST WASHINGTON, D.C. 20037 202-434-4660 FAX 202-434-4661 www.joneswalker.com
Joan S. Guilfoyle Admitted in Virginia Direct Dial: 202-434-4660 Direct Fax: 202-434-8392 jguilfoyle@joneswalker.com

* VIA EDGAR *

April 20, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. Dietrich King

Re:	MSB Financial Corp.

Registration Statement on Form S-1 (333-202573)

Dear Mr. King:

On behalf of MSB Financial Corp. (the “Company”), attached is Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”), which is being filed today via EDGAR in response to the comments contained in the staff’s letter dated March 27, 2015. For ease of reference, we have reproduced the staff’s comment above each of the Company’s responses.

Form S-1

1.	Please revise the alternative prospectus for the exchange offer to make corresponding changes, as appropriate, for staff comments on this offering statement.

The alternative prospectus for the exchange offer has been revised, as appropriate, in response to these comments.

2.	Please confirm that you will not use the prospectus before the effective date of the registration statement or revise to include the “subject to completion” legend on the prospectus cover page. We reference Item 501(b)(10) of Regulation S-K.

The Company hereby confirms that it will not use the prospectus before the effective date of the registration statement.

Securities and Exchange Commission

April 20, 2015

Prospectus Cover Page

3.	We note the statement that the stock of the new company, MSB Financial – Maryland, “will continue to trade on the Nasdaq Global Market under the symbol “MSBF.” Please revise here and elsewhere, as appropriate, to clarify that there is no market yet for the shares of the new company.

The prospectus contained in Amendment No. 1 has been revised in accordance with the staff’s comment.

Market for the Common Stock, page 39

4.	Please clarify that the trading price of shares issued in the offering will be different than the currently traded shares of the registrant’s predecessor.

The prospectus contained in Amendment No. 1 has been revised in accordance with the staff’s comment.

Business

Lending Activities, page 69

5.	In the Summary and Risk Factors you discuss your plan to increase your commercial real estate and multifamily mortgage lending as well as commercial business lending. Please discuss any changes in your underwriting and asset quality procedures that you have implemented or contemplate implementing as part of your growth strategy.

Historically, Millington Savings Bank conducted a certain amount of commercial real estate, multifamily mortgage lending and commercial business lending and therefore has policies in place addressing these types of loans. As such, its policies already incorporate underwriting techniques such as cash flow analysis, stress testing of rents over the life of the loan and the use of a global analysis to review the borrower’s overall financial situation. In addition, Millington Savings Bank has gained valuable asset quality experience generally over the past few years and has incorporated the knowledge into its policies and procedures and the board of directors has empowered management to proactively deal with any potential asset quality issues. These types of loans were not the source of asset quality issues in prior years.

While procedures will not change, what has changed is the lending personnel. The Bank’s business plan calls for the hiring of several trained commercial lenders and related support staff over the next few years to originate and monitor these loans. In

Securities and Exchange Commission

April 20, 2015

February 2015, the Bank hired a new senior lender who has over 30 years of commercial lending and credit background. Additional hires are also planned so that the Bank has people with the necessary expertise to originate these loans. The board has adopted concentration limits as well.

The prospectus has been revised at page 2 to incorporate this background information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

6.	We note the disclosures on pages 48, 54 and 56 regarding the $439,000 customer-related fraud loss recorded during the quarter ended December 31, 2014. Please tell us and revise the relevant sections of your filing (i.e., MD&A, Risk Factors, etc.) to include the following:

•	A detailed understanding of the nature of the fraud loss, how it occurred, and any controls and procedures implemented resulting from this loss; and

•	An explanation of any proposed legal actions you are pursuing resulting from this loss and/or whether you have insurance coverage protection that will assist in recovery of any of this loss, as applicable.

The fraud loss resulted from the deposit by a long-standing customer of Millington Savings Bank (a local attorney) of a cashiers’ check that purported to be a payment to the attorney’s client of amounts owed for goods that had been paid for but never received by the client. In connection with the representation of his client, the attorney received the cashiers’ check, which appeared on its fact to be drawn on Chase Bank, which he deposited into his IOLTA account at Millington Savings Bank. The day after the deposit, the client requested that the attorney wire the funds to an entity in Japan, which the client indicated was a creditor of it. The attorney also received communications from the entity in Japan indicating that if the funds were not wired, it would initiate legal action against the attorney’s client. The attorney went into a branch and requested the wire be sent, which it was that day. Millington Savings Bank’s practice had been to permit transactions such as this when it involved an attorney’s trust account in recognition that time was of the essence and the attorney’s past history with the Bank had been free of problems. The following day, the Bank was informed that the cashiers’ check was not going to be honored by Chase as it was fraudulent.

The Bank attempted to recover the wire but was unable to do so. It did put a hold on the attorney’s other accounts at the Bank but has not yet offset the balance in these accounts against the amount of the loss. In addition, it filed legal action on February 12, 2015 against the attorney. While the Bank hopes that any judgment would be covered by the attorney’s malpractice insurance, given the uncertainty about recovery, it opted to charge off the full amount in the quarter ended December 31, 2014.

Securities and Exchange Commission

April 20, 2015

The only change in procedures the Bank has made as a result of this incident was to stop its policy of permitting faster than normal funds availability in the case of IOLTA accounts.

The MD&A has been revised on page 46 to include a shortened version of the description above. In addition, a Risk Factor regarding the potential operational risk of fraud was added on page 21.

* * * * *

Please contact the undersigned at (202) 434-4677 or James C. Stewart, Esq. at (202) 434-4671 should you have any comments or questions on the foregoing. We will send to the staff a marked copy to ease in its review.

Sincerely,

/s/ Joan S. Guilfoyle Joan S. Guilfoyle

JSG/ Enclosures

cc:	Michael A. Shriner, President & CEO
MSB Financial Corp.
Robin P. Suskind, Managing Director
Keefe Bruyette & Woods
Richard Fisch, Esq., Jones Walker LLP
James C. Stewart, Esq., Jones Walker LLP
Daniel H. Burd, Esq., Jones Walker LLP
Scott A. Brown, Esq.
Kilpatrick Townsend & Stockton LLP